Points International to Present at the 46th Annual Cowen Technology,
Media & Telecom Conference on May 30, 2018

TORONTO – May 22, 2018 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points), the global leader in powering loyalty commerce, has been invited to present at the 46th Annual Cowen Technology, Media & Telecom Conference, which is being held on May 30-31, 2018 at the Lotte New York Palace in New York City.

Points management is scheduled to present on Wednesday, May 30 at 4:30 p.m. Eastern time, with one-on-one meetings held throughout the day.

The presentation will be webcast live and available for replay here and via the investor relations section of the company’s website at investor.points.com.

For more information about the conference or to schedule a one-on-one meeting with Points management, please contact your Cowen representative, or Points’ investor relations team at PCOM@liolios.com.

About Points International Ltd.
Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Investor Relations Contact
Sean Mansouri or Cody Slach
Liolios Group, Inc.
949-574-3860
PCOM@liolios.com